HOTELIERCO RETAIL LLC
FINANCIAL STATEMENTS
Year Ended December 31, 2021, and 2020

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Hotelierco Retail LLC
Indialantic, FL 32903

Opinion

I have audited the accompanying financial statements of Hotelierco Retail LLC (a Limited Liability Company), which comprise the balance sheets as of December 31, 2021, and 2020 and the related statements of income, owner's equity and cash flows for the years then ended, and the related notes to the financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hotelierco Retail LLC. as of December 31, 2021, and 2020 and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

I conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). My responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. I am required to be independent of Hotelierco Retail LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Hotelierco Retail LLC's ability to

continue as a going concern for a reasonable period of time, one year from the date the financial statements are available to be issued.

Auditor's Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Hotelierco Retail LLC's internal control. Accordingly, no such opinion is expressed. (In circumstances in which the auditor also has a responsibility to express an opinion on the effectiveness of internal control in conjunction with the audit of the financial statements, omit the following: "but not for the purpose of expressing an opinion on the effectiveness of Hotelierco Retail LLC's internal control. Accordingly, no such opinion is expressed."

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Hotelierco Retail LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Ernest L. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC
Concord, NH
July 2, 2022

HOTELIERCO RETAIL LLC
Balance Sheet
As of December 31, 2021 and 2020

		2021		2020
ASSETS				
Current assets				
Cash	$	-	$	2,490
Investments		5,000		5,000
Total Current Assets	$	**5,000**	$	**7,490**
Non-current Assets				
Intangible Assets				
Trademarks and IP Assets	$	20,000	$	20,000
Website		40,000		40,000
Accumulated Amortization		(7,500)		(1,500)
Total Intangible Assets		52,500		58,500
Total Non-current Assets	$	**52,500**	$	**58,500**
TOTAL ASSETS	$	**57,500**	$	**65,990**
LIABILITIES				
Current Liabilities	$	-	$	-
Total Current Liabilities	$	**-**	$	**-**
Non-current Liabilities	$	-	$	-
Total Non-current Liabilities	$	**-**	$	**-**
TOTAL LIABILITIES	$	**-**	$	**-**
OWNER'S EQUITY				
Member Equity	$	82,354	$	75,000
Accumulated Deficit		(24,854)		(9,010)
TOTAL EQUITY	$	**57,500**	$	**65,990**
TOTAL LIABILITIES AND OWNER'S EQUITY	$	**57,500**	$	**65,990**

HOTELIERCO RETAIL LLC
Statement of Changes in Owner's Equity
Years Ended December 31, 2021 and 2020

	2021		2020	
OWNER'S EQUITY - BEGINNING				
Owner's Equity	$	65,990	$	-
Add:				
Member Equity		7,354		75,000
Net Income (Loss)		(15,844)		(9,010)
TOTAL	$	57,500	$	65,990
OWNER'S EQUITY - ENDING	$	57,500	$	65,990

HOTELIERCO RETAIL LLC
Income Statement
For the Years Ended December 31, 2021 and 2020

	2021		2020	
Revenue	$	-	$	-
Total Revenue	$	-	$	-
Expenses				
General and Administrative	$	253	$	606
Marketing		6,109		4,654
Professional Fees		3,495		2,250
Amortization		6,000		1,500
Total Expenses		15,857		9,010
Other Income				
Interest	$	13	$	-
Total Other Income	$	13	$	-
NET INCOME	$	(15,844)	$	(9,010)

HOTELIERCO RETAIL LLC
Statement of Cash Flows
 Years Ended December 31, 2021 and 2020

		2021		2020
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	(15,844)	$	(9,010)
Increase in net assets				
(Increase) decrease from operating assets				
Accumulated Amortization		6,000		1,500
Increase (decrease) from operating liabilities		-		-
Net cash provided by operating activities	$	(9,844)	$	(7,510)
CASH FLOWS FROM INVESTING ACTIVITIES				
Investments	$		$	(5,000)
Intangible Assets		-		(60,000)
Net cash provided by investing activities	$	-	$	(65,000)
CASH FLOWS FROM FINANCING ACTIVITIES				
Member Equity	$	7,354	$	75,000
Net cash used in financing activities	$	7,354	$	75,000
NET INCREASE (DECREASE) IN CASH	$	(2,490)	$	2,490
CASH AND CASH EQUIVALENTS, beginning of year	$	2,490	$	-
CASH AND CASH EQUIVALENTS, end of year	$	-	$	2,490

		2021	2020
Interest paid	$	-	-
Taxes paid	$	-	-

HOTELIERCO RETAIL LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021, and 2020

NOTE A – THE ORGANIZATION

Nature of operations

HOTELIERCO RETAIL, LLC (the Company,) is a limited liability company organized in Delaware. The Company was formed to acquire and develop hotel and lodging properties. The

Company incorporated on September 9, 2020. Since Inception, the Company has relied on funds received from its founders to fund its operations. As of December 31, 2020, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note F).

During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note D) and other syndication efforts. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Revenue

During the years 2021, and 2020, the company is in the start-up phase. There is no revenue from operations as the company sets out its plans and moves to secure funding for future operations through a crowd-funding platform.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There are no cash equivalents as of December 31, 2021. The Company's cash balance is $0 at December 31, 2021 and $2,490 at December 31, 2020. The company is currently seeking investors as it raises operating capital and expands its business.

Risk and Uncertainty

The company is intending to seek additional equity capital post revenue either through an offering under SEC regulations D or crowdfunding. However, as circumstances change and further funding required, the company will determine the best options and make decisions based on information available at that time on the best funding initiatives. Like many businesses, the company faces challenges that are related to early-stage enterprises and securing capital. As

well, the Company's limited operating history, is a factor. Other significant risks and uncertainties include failing to secure funding, competitor technology and general business conditions. These situations could affect the company's operations and financial condition.

<u>Equity Offering Costs</u>

The company accounts for equity offering costs in accordance with Accounting Standards Codification (ASC) 340, Other Assets and Deferred Costs. Prior to completion of an offering, costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon completion of the offering or to expense if the offering is not completed, or if it is an offering that does not provide equity immediately at completion (SAFEs). As of December 31, 2021, and 2020 there are no deferred cost being held.

<u>Revenue Recognition</u>

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from product sales is recognized as delivered to end customers. For amounts received where products have not yet been delivered, the Company records a deferred revenue liability. As of December 31, 2021, and 2020, the Company has $0 in deferred revenue.

<u>Taxes</u>

Income

The Company files tax returns as an LLC. As of December 31, 2021, and 2020. There are no outstanding balances owed to the Internal Revenue Service. As the Company has recently been formed, no material tax provision exists as of the balance sheet date. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.

As of December 31, 2021, and 2020, the unrecognized tax benefits accrual is zero. There is not a deferred tax asset or liability account as it is not more probable than not that any benefits will be usable in future periods. The Company is current with its foreign,

US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Sales

Prior to the company monetizing is operations, management will assess sales tax collection and reporting based on sales platform requirements and other factors. Currently there are no provisions for state or foreign taxes on sales and use. The Company assess potential tax liability as a part of routine financial planning.

Recent Accounting Pronouncement

In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising cost for 2021 and 2020 are $4,654 and $6,109, respectively.

Capitalization Policy

Assets over $500 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, furniture, and fixtures 3 years.

Intangible Assets

The Company records intangible assets at the cost of acquisition or development. Costs incurred to defend or establish the legal status of intangible assets are also capitalized to the cost of the asset. Certain intangible assets are amortized, rather than depreciated, over their legal life. Assets without a specified legal life are not amortized but tested for impairment on a regular basis. The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.

In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

NOTE C – INTANGIBLE ASSETS

The Company is carrying two major classes of intangible assets: Trademarks and IPs, and the Website. The assets in these accounts were purchased and the recoded cost is the basis paid for acquisition. The total cost for all intangibles purchased was $60,000. At December 31, 2021 the basis in the intangible asset account is $60,000, and accumulated amortization is $1,500. At December 31, 2020 the basis in the intangible asset account is $60,000, and accumulated amortization is $7,500.

NOTE D - CROWDFUNDING

In 2022 the company may be undertaking a crowdfunding campaign through an online provider. The goal of the raise is between $10,000 and $5,000,000. Funding campaigns offer investors a stake in the company in return for their investment. Results of the campaign will not be available as of the issuance of these financial statements. The campaign may begin in 2022 and be completed during 2022.

The company views the crowdfunding campaign as a funding source the results of which cannot be predicted with accuracy. This being the case, options for additional funding from other sources are still possible. These include loans with banks or investors, the issuance of SAFEs or various other funding options.

NOTE E – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE F - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through July 2, 2022, the date that the financial statements were available to be issued.